Exhibit (a)(5)(I)

August 31, 2015

To: All Employees

From: Jim Murphy

Subject: Tender Offer

All –

Many of you have received a notification from E*TRADE last week regarding participation in the tender offer by King Acquisition Co., a subsidiary of Qualcomm. This email is intended to provide some clarity regarding the offer and the process.

If you elect to participate in the tender offer, you are electing to sell some or all of your shares in Ikanos Communications, whether acquired through the ESPP, the exercise of options, the vesting of RSUs, or otherwise, for a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes. Participation in the tender offer will result in your receiving $2.75 for each share you tender promptly after the tender offer period expires and the tender is accepted. The tender offer period is initially scheduled to expire on 12:01 am (Eastern Time) on September 17, 2015, unless it is extended for one or more periods as described in the Offer to Purchase. E*TRADE has indicated that they will charge a $30 transaction fee for participation in the tender offer.

If you decide not to participate in the tender offer, any shares in Ikanos Communications that have not been tendered prior to the close of the tender offer period (E*TRADE has imposed a cutoff time of 11:59 PM (Eastern) on September 15, 2015) will be cashed out for merger consideration of $2.75 per share, net to the seller in cash, without interest and subject to any required withholding taxes; this is scheduled to occur promptly following the successful completion of the tender offer. We anticipate that E*Trade will also charge a $30 transaction fee when this payment is made. If you so choose, you may wish to assert your appraisal rights under Delaware law, as more fully described in the Company’s Schedule 14D-9 and the Offer to Purchase.

The tender offer is being made only for shares of common stock of Ikanos Communications, and not for purchase rights under the ESPP, options to purchase shares, restricted stock units, or stock appreciation rights. Please keep an eye out for additional notices that will discuss the treatment of equity awards.

E*TRADE’s tender offer notification email includes a link to important documentation regarding the tender offer. You should carefully review and consider all of this documentation along with the Offer to Purchase and other documents delivered by Qualcomm in connection with the tender offer.

Please let me know if you have questions.

Regards,

Jim

Additional Information and Where to Find It

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock of Ikanos, nor shall there be any sale of such common stock in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through the Tender Offer Statement on Schedule TO which contains an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “ Offer Materials”), each as filed with the SEC by Qualcomm on August 19, 2015 and as amended thereafter from time to time. In addition, Ikanos has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer, and the Offer Materials and the Schedule 14D-9 have been mailed to Ikanos stockholders. Stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement as they may be amended or supplemented from time to time because these documents contain important information relating to the Offer and related transactions. The Offer Materials and the Schedule 14D-9 are also be available at no cost on the SEC’s web site at www.sec.gov.